82-1285

'RECEIVED

2006 NOV 13 P 1:48

OFFICE OF INTERNATIONAL
CORPORATE FINANCE



08018413

SUPPL

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
August 31, 2006

PROCESSED

NOV 15 2006

THOMSON
FINANCIAL

PACIFIC TOPAZ RESOURCES LTD.
August 31, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

	(Unaudited) 31-Aug-06	(Audited) 30-Nov-05
ASSETS		
Current		
Cash and cash equivalents	$ 53	$ 28
GST receivable	10,740	3,387
Prepaid expenses	2,217	829
	13,010	4,244
Capital assets – Note 3	1,336	1,579
Resource properties – Note 4	329,789	299,789
	$ 344,135	$ 305,612
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 4	$ 313,468	$ 182,899
Due to related parties – Note 7	76,694	19,739
	390,162	202,638
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 6	4,857,311	4,857,311
Deferred share issue costs	(14,124)	(14,124)
Contributed surplus – Note 6	320,903	119,703
Deficit	(5,210,117)	(4,859,916)
	(46,027)	102,974
	$ 344,135	$ 305,612

Nature and Continuance of Operations – Note 1

Commitments – Notes 4 and 6

APPROVED BY THE DIRECTORS:

"Raymond Roland"	, Director

"James Boyce"	; Director

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED INTERIM STATEMENTS OF LOSS AND DEFICIT
For the three and nine months ended August 31, 2006 and 2005
(Unaudited)

| | Three months ended | | Nine months ended | |
	31-Aug-06	31-Aug-05	31-Aug-06	31-Aug-05
Administrative expenses				
Amortization	$ 81	$ 111	$ 243	$ 334
Automobile expenses	-	189	7,289	189
Bank charges and interest	843	46,721	3,425	95,867
Consulting fees	7,500	7,500	22,500	22,500
Filing fees	515	-	9,773	15,451
Management fees	7,500	7,500	22,500	22,500
Office and miscellaneous	9,588	1,008	12,970	4,106
Professional fees	5,937	23	17,707	69,547
Rent	9,000	9,000	27,000	27,000
Stock based compensation	-	-	201,200	52,370
Transfer agent fees	767	1,041	2,940	2,780
Travel and promotion	3,683	891	10,972	2,754
Loss before other items	45,414	73,984	338,519	315,398
Prior year adjustment	(200)	-	11,682	-
Net loss for the period	45,214	73,984	350,201	315,398
Deficit, beginning of the period	5,164,903	4,653,601	4,859,916	4,412,187
Deficit, end of the period	$5,210,117	$ 4,727,585	$5,210,117	$ 4,727,585
Basic and diluted loss per share	$ 0.001	$ 0.002	$ 0.009	$ 0.016
Weighted average number of shares outstanding	36,052,841	36,052,841	36,052,841	19,785,897

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three and nine months ended August 31, 2006 and 2005
(Unaudited)

	Three months ended		Nine months ended	
	31-Aug-06	31-Aug-05	31-Aug-06	31-Aug-05
Operating Activities				
Net loss for the period	$ (45,214)	$ (73,984)	$ (350,201)	$ (315,398)
Add items not affecting cash:				
Amortization	81	111	243	334
Stock based compensation	-	-	201,200	52,370
	(45,133)	(73,873)	(148,758)	(262,694)
Changes in non-cash working capital items related to operations:				
GST and other receivables	(2,828)	1,124	(7,353)	12,585
Prepaid expenses	-	-	(1,388)	(1,811)
Accounts payable	41,988	(91,629)	130,569	(877,510)
Due to related parties	5,961	(5,037)	56,955	(143,230)
Notes payable	-	-	-	(66,090)
	(12)	(169,415)	30,025	(1,338,750)
Investing Activities				
Increase in resource property	-	(102,250)	(30,000)	(109,250)
	-	(102,250)	(30,000)	(109,250)
Financing Activities				
Issuance of common shares for cash	(14,124)	-	-	1,500,000
Deferred share issue costs	14,124	-	-	14,124
Share subscriptions	-	1,000	-	(65,000)
	-	1,000	-	1,449,124
Increase (decrease) in cash during the period	(12)	(270,665)	25	1,124
Cash, beginning of period	65	271,834	28	45
Cash, end of period	$ 53	$ 1,169	$ 53	$ 1,169
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income Taxes	$ -	$ -	$ -	$ -

Note 1   Nature and Continuance of Operations

The Company is a public company incorporated under the Company Act of British Columbia and is in the business of acquiring, exploring and evaluating mineral resource properties or developing these properties further or disposing of them when the evaluation is completed. At August 31, 2006 the Company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. During the year ended November 30, 2004, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange. During the year ended November 30, 2005, the Company met the requirement to be listed as a TSX Venture Exchange Tier 2 issuer and was transferred to the TSX Venture Exchange effective March 8, 2005.

The recoverability of amounts shown for resource properties and related deferred exploration expenses is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's November 30, 2005 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual November 30, 2005 financial statements.

As at August 31, 2006, the Company had a working capital deficiency of $377,152 and accumulated losses of $5,210,117 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2   Summary of Significant Accounting Policies

Management has prepared the financial statements of the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial statement in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Note 2   Summary of Significant Accounting Policies – (cont'd)

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary, Ballad Investments Ltd. All inter-company accounts have been eliminated.

b) Equipment and Amortization

Equipment is recorded at cost and amortized over its estimated useful life by the declining balance method using the following annual rates:

Office furniture	20%
Computer equipment	30%

c) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the

Note 2   Summary of Significant Accounting Policies – (cont'd)

computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

e) Stock-based Compensation Plan

The Company has a share purchase option plan, which is described in Note 6. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for this plan when shares or share purchase options are issued to employees or directors. Any consideration paid by employees or directors on the exercise of share purchase options or purchase of shares is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after December 1, 2002.

Effective for years beginning on or after January 1, 2004 the pro forma disclosure provisions will no longer be allowed and all stock-based compensation must be accounted for. The Company adopted the new policy commencing December 1, 2004.

f) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, amounts receivable, accounts payable, due to related parties and notes payable approximate fair value because of the short-term maturity of those instruments. The carrying value of long-term debt also approximates its fair value. Unless otherwise stated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

g) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

PACIFIC TOPAZ RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006 and 2005 - Page 4

Note 2   Summary of Significant Accounting Policies – (cont'd)

h) Flow-through Shares

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of loss and deficit on the date that the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity. There is no effect on the financial statements presented as a result of this change in policy.

i) Deferred Share Issue Costs

The Company defers share issue costs paid relating to private placements that have not been completed. These costs will be charged against share capital upon completion of the private placement or expensed if the private placement does not complete.

Note 3   Capital Assets

	31-Aug-06			31-Aug-05
	Cost	Acc. Amort.	Net	Net
Office furniture	$ 2,052	$ 797	$ 1,255	$ 1,570
Computer equipment	1,248	1,167	81	121
	$ 3,300	$ 1,964	$ 1,336	$ 1,691

Note 4   Resource Properties

	Yukon 31-Aug-06	Nugget Queen 31-Aug-06	Total 31-Aug-06
Acquisition Costs	$ -	$ 175,000	$ 175,000
Deferred Exploration Costs			
Balance at beginning of period	-	124,789	124,789
Addition:			-
Geological consulting	-	-	-
Lab and assay	-	-	-
Travel	-	-	-
	-	124,789	124,789
Advance on exploration expenditures	30,000	-	30,000
Balance at end of period	$ 30,000	$ 299,789	$ 329,789

Note 4   Resource Properties – (Cont'd)

	Yukon 31-Aug-05	Nugget Queen 31-Aug-05	Total 31-Aug-05
Acquisition Costs	$ -	$ 175,000	$ 175,000
Deferred Exploration Costs			
Balance at beginning of period	-	34,656	34,656
Addition:			-
Geological consulting	-	109,150	109,150
Lab and assay	-	100	100
Travel	-	-	-
	-	143,906	143,906
Balance at end of period	$ -	$ 318,906	$ 318,906

Nugget Queen Claim Group

By a property purchase agreement dated April 29, 1999 and amended April 2002, the Company acquired a 100% undivided interest, subject to a 2.5% net smelter return royalty, in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia for the following consideration:

a)   Common Shares
Issuance of 100,000 common shares of the Company for a value of $29,000.

b)   Cash
Payment of $232,500 to the vendor as follows:

i) $57,500 (paid); and

ii) $175,000 by June 1, 2005 of which $25,000 is payable by the issue of common shares.

c)   Work Commitment
Incurring $200,000 in exploration expenditures by May 1, 2006.

During the year ended November 30, 2001, the carrying value of the acquisition costs and deferred exploration costs were written down by $109,781.

Acquisition of Interest
On September 22, the Company announced that it was negotiating to acquire interests in 5 concession applications for uranium exploration located in the Czech Republic.

On February 22, 2006, the Company announced that it would not be proceeding with the acquisition of interests in the 5 concession applications for uranium projects located in the Czech Republic.

PACIFIC TOPAZ RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006 and 2005 - Page 6

Note 6   Share Capital – Note 9

a)   Authorized:
100,000,000 common shares without par value

b)   Issued:

	31-Aug-06		31-Aug-05	
	Shares	Amount	Shares	Amount
Balance, beginning	36,052,841	$ 4,857,311	7,481,413	$ 3,357,311
For cash:				
- private placement	-	-	28,571,428	1,500,000
Balance, ending	36,052,841	$ 4,857,311	36,052,841	$ 4,857,311

At August 31, 2006, 87,499 (2005: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

c)   Share Purchase Warrants

At August 31, 2006, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Warrants	Exercise Price	Expiry Date
28,571,428	$ 0.10	5-May-07

d)   Stock Option Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

On September 16, 2005, the Company announced that it had granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.12 per share. These options were re-priced at $0.35 per share on October 3, 2005.

PACIFIC TOPAZ RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006 and 2005 - Page 7

Note 6   Share Capital – Cont'd

On February 10, 2006, the Company cancelled the re-priced options announced on October 3, 2005. The Company instead granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.18 per share, which price is not lower than the last closing price of the Company's shares prior to this announcement.

A summary of the status of the Company's stock option plan as of August 31, 2006 and August 31, 2005 and changes during the periods then ended is presented below:

| | 31-Aug-06 | | 31-Aug-05 | |
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning	748,141	$ 0.25	-	$ -
Granted	2,857,143	0.18	748,141	0.25
Outstanding, ending	3,605,284	$ 0.19	748,141	$ 0.25

At August 31, 2006, 3,605,284 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Options	Exercise Price	Expiry Date
748,141	$ 0.25	2-Mar-07
2,857,143	$ 0.18	7-Mar-08

As disclosed in Note 2(e), effective December 1, 2004, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the period ended August 31, 2006, the Company recorded a non-cash compensation charge of $201,200 (2005: $52,370) upon the issuance of 2,857,143 (2005: 748,141) stock options. The weighted average fair value of the options was $0.07 (2005: $0.16) per share.

Note 6   Share Capital – Cont'd

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Risk-free interest rate	4.50%	2.50%
Dividend yield	-	-
Expected stock price volatility	7.75%	146.00%
Weighted average expected stock option life	2 years	2 years

Note 7   Related Party Transactions

During the nine months ended August 31, 2006, a company controlled by the President of the Company was accrued or paid $22,500 for consulting services.

Due to related parties of $76,694 (2004: $814) are owing to directors of the Company or a company with a common director and are unsecured with no stated interest or repayment terms.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial Condition and Results of Operations

OCTOBER 30, 2006

For the nine months ended August 31, 2006, Pacific Topaz Resources Ltd. ("the Company") has prepared this management discussion following the requirements of National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines detailed and comprehensive requirements for Management Discussion and Analysis. This Management Discussion and Analysis of the results of operations as of October 30, 2006 provides information on the operations of the Company for nine months ended August 31, 2006 and subsequent to the period end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended November 30, 2005 and 2004.

OVERVIEW

Pacific Topaz Resources Ltd. (T:PPZ – TSX Venture Exchange) is a TSX Venture Exchange company with a mineral exploration business. During the year ended November 30, 2003, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange. During the period ended May 31, 2005, the Company met the requirement to be listed as a TSX Venture Exchange Tier 2 issuer and was transferred to the TSX Venture Exchange effective March 8, 2005.

Pacific Topaz is exploring for gold and silver on its Nugget Queen Gold/Silver claims located in British Columbia, Canada. All of the company's mineral property interests are in the exploration stage and there is no current operating income or cash flow. The Company relies on the sale of its securities either by way of private placement or brokered financing to fund its property acquisitions and exploration programs.

The Company is actively reviewing the acquisition of interests in a number of resource properties.

Mineral Properties

	Yukon 31-Aug-06	Nugget Queen 31-Aug-06	Total 31-Aug-06
Acquisition Costs	$ -	$ 175,000	$ 175,000
Deferred Exploration Costs			
Balance at beginning of period	-	124,789	124,789
Addition:			-
Geological consulting	-	-	-
Lab and assay	-	-	-
Travel	-	-	-
	-	124,789	124,789
Advance on exploration expenditures	30,000	-	30,000
Balance at end of period	$ 30,000	$ 299,789	$ 329,789

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial
Condition and Results of Operations

Mineral Properties – Cont'd

	Yukon 31-Aug-05	Nugget Queen 31-Aug-05	Total 31-Aug-05
Acquisition Costs	$ -	$ 175,000	$ 175,000
Deferred Exploration Costs			
Balance at beginning of period	-	34,656	34,656
Addition:			-
Geological consulting	-	109,150	109,150
Lab and assay	-	100	100
Travel	-	-	-
	-	143,906	143,906
Balance at end of period	$ -	$ 318,906	$ 318,906

Nugget Queen Gold/Silver Property, British Columbia, Canada.

The Company acquired a 100% interest in the Nugget Queen Gold/Silver Property. The Nugget Queen Gold/Silver Property is located along the western coast of the British Columbia mainland approximately 35 kilometers northeast of Port Hardy and 5 kilometers south of Seymour Inlet and consists of 2 claims totaling 24 units. The area of south-western BC, where the Nugget Queen property is located, represents an exploration target for a polymetallic vein, shear, breccia, stockwork, carbonate replacement, porphyry and volcanogenic massive sulphide related mineral occurrences or deposits. The property hosts polymetallic, mesothermal, vein style mineralization with numerous workings on several of the eight quartz veins previously identified on the property. Most notable are veins numbered 2, 3, 4, 5, 6 and 8 which contain gold and silver mineralization. Historically, vein 6 reportedly produced over 600 tons of gold, silver, copper, lead and zinc ore in the 1940s.

During the year ended November 30, 2004 the Company completed its summer exploration program on its Nugget Queen Gold/Silver Property. The exploration program was conducted under the direction of Dr. Bohumil Molak, P.Geo., the Qualified Person on the property. The program consisted of geological mapping, rock and soil geochemistry sampling, and VLF-EM surveys. The rock samples included 16 grab, chip and chip – channel samples from various outcropping veins and dumps, 106 soil samples from a geochemical grid covering an area of 200 by 180 meters. A coincident geophysical survey was also conducted over the area.

Highlights from a rock sampling program are as follows:

Sample Number	Sample Type (width metres)	Vein Number	Gold grams per ton	Silver Grams per ton
01518	Grab	6	16.10	312.0
01520	Chip	8	12.15	70.8
01524	Grab	4	4.68	33.8
01527	Chip	2	1.63	0.5
01530	Chip/chan (0.9)	2	5.52	3.0

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial
Condition and Results of Operations

Mineral Properties – Cont'd

Structural studies have identified two primary vein systems on the property. The first system, composed of veins 2, 3 and 4, trends roughly east – west, with the veins winding in nearly equidistant undulations, one striking 75 ° and the other 110 °. The second system trends southeast-northwest and includes veins 5 and 6. Both systems dip steeply to the north. The metasedimentary and metavolcanic host rocks dip uniformly northeast and appear to represent tectonic scales that formed as a result of oblique collision and shearing deformation with a dextral strain component.

Sulphide mineralization containing gold and silver values tends to form blebs, clusters, disseminations and/or fracture fillings within quartz veins and in surrounding, heavily silicified, graphite-bearing and locally brecciated host rocks. The veins range in thickness from 0.3 to 1.5 meters. Notable grab samples from veins 2, 3, 4, 5, 6 and 8 returned as much as 16.1 grams per ton (g/t) gold and 312 grams per ton (g/t) silver. One discontinuous channel sample from vein 2 returned 5.52 g/t gold and 3 g/t silver over 0.9 meter. The assays of the 16 collected rock samples averaged 2.65 g/t gold and 30.48 g/t silver.

The geochemical and geophysical surveys have defined several areas of coincident geochemical and geophysical anomalies occurring intermittently along western extensions of the known mineralization and covering an area of more than 200 meters along strike. The geochemical and geophysical data was integrated into mono-elemental maps illustrating gold, silver, copper, lead, zinc and arsenic anomalies together with older geochemical data, known mineralized veins and newly identified VLF-EM conductors to allow for a complex data re- interpretation.

The interpretation of this data suggests extension of the first system, including veins 2, 3, 4 and 5, to the west for an estimated extension in excess of 200 metres. Of particular interest are the extensions of veins 2 and 8 where data suggest the veins extend both to the east and west. The Company is encouraged by the work completed on the property and the confirmation of mineralization within the notable vein systems and their possible extensions. Ongoing logging on the property area has greatly increased property access and exposure for future exploration.

Exploration programs conducted by both the Company and previous operators have resulted in over approximately $428,687 in exploration expenditures, including drilling, from 1995 to date. The Nugget Queen Gold/Silver Property is in a favourable geological environment for quartz vein hosted gold deposits.

The Company acquired a 100% interest, subject to a 2.5% net smelter return royalty, in the Nugget Queen Gold/Silver Claims pursuant to a property purchase agreement. Consideration for the property consisted of the issuance of 100,000 common shares of the Company, payment of $232,500 and incurring exploration expenditures of $200,000 by May 1, 2006.

The Company is currently preparing to conduct further exploration on the property.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial
Condition and Results of Operations

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the nine months ended August 31, 2006 and 2005, and the last three fiscal years ended November 30, 2005, 2004 and 2003:

	Nine Months Ended 31-Aug-06	Nine Months Ended 31-Aug-05	Year Ended 30-Nov-05	Year Ended 30-Nov-04	Year Ended 30-Nov-03
	Unaudited	Uuaudited	Audited	Audited	Audited
	$	$	$	$	$
Revenue	-	-	-	-	-
Net income (loss)	(350,201)	(315,398)	(447,729)	(361,814)	(223,103)
Basic and diluted earning (loss) per share	(0.009)	(0.016)	(0.01)	(0.05)	(0.03)
Total assets	344,135	325,848	305,612	226,582	202,038

For the nine months ended August 31, 2006, the net loss was $350,201 or $0.009 per share compared to the net loss of $315,398 or $0.016 per share (11.03% increase) for the comparable period in 2005. The increase of $34,803 in net loss was primarily due to an increase of $7,100 in automobile expenses, $8,864 in office and miscellaneous, $148,830 in stock based compensation, $8,218 in travel and promotion, and $11,682 in prior year adjustment, which was offset by a decrease of $92,442 in bank charges and interest, $5,678 in filing fees, and $51,840 in professional fees.

For the year ended November 30, 2005, the net loss was $447,729 or $0.01 per share compared to the net loss of $361,814 or $0.05 per share (23.75% increase) for the comparable period in 2004. The increase in the net loss was primarily due to the increase of $119,703 (2004: $Nil) in stock based compensation expense representing fair value of 748,141 share purchase options granted during the period ended May 31, 2005. Also, it is due to an increased of $25,000 in consulting fees, $19,914 in interest charges, and $4,947 in filing fees which were offset by the decrease of $68,443 in professional fees, $8,706 in travel and promotion, and $6,716 in office and miscellaneous.

RESULTS OF OPERATIONS

Current Quarter

For the quarter ended August 31, 2006, the net loss was $45,214 or $0.001 per share compared to the net loss of $73,984 or $0.002 per share (38.89% decrease) for the comparable period in 2005. The decrease of $28,770 in net loss was primarily due to a decrease of $45,878 in bank charges and interest, which was offset by an increase of $8,580 in office and miscellaneous, $5,914 in professional fees, and $2,792 in travel and promotion.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial
Condition and Results of Operations

RESULTS OF OPERATIONS – Cont'd

During the quarter ended August 31, 2006, the Company incurred automobile expenses of $Nil (2005: $189), bank charges and interest of $843 (2005: $46,721), consulting fees of $7,500 (2005: $7,500), filing fees of $515 (2005: $Nil), management fees of $7,500 (2005: $7,500), office and miscellaneous of $9,588 (2005: $1,008), professional fees of $5,937 (2005: $23), rent of $9,000 (2005: $9,000), transfer agent fees of $767 (2005: $1,041), travel and promotion of $3,683 (2005: $891). Also, the Company recorded an amortization of $81 (2005: $111), and prior year adjustment of -$200 (2005: $Nil).

Year-to-date
For the nine months ended August 31, 2006, the net loss was $350,201 or $0.009 per share compared to the net loss of $315,398 or $0.016 per share (11.03% increase) for the comparable period in 2005. The increase of $34,803 in net loss was primarily due to an increase of $7,100 in automobile expenses, $8,864 in office and miscellaneous, $148,830 in stock based compensation, $8,218 in travel and promotion, and $11,682 in prior year adjustment, which was offset by a decrease of $92,442 in bank charges and interest, $5,678 in filing fees, and $51,840 in professional fees.

During the nine months ended August 31, 2006, the Company incurred automobile expenses of $7,289 (2005: $189), bank charges and interest of $3,425 (2005: $95,867), consulting fees of $22,500 (2005: $22,500), filing fees of $9,773 (2005: $15,451), management fees of $22,500 (2005: $22,500), office and miscellaneous of $12,970 (2005: $4,106), professional fees of $17,707 (2005: $69,547), rent of $27,000 (2005: $27,000), transfer agent fees of $2,940 (2005: $2,780), travel and promotion of $10,972 (2005: $2,754). Also, the Company recorded an amortization of $243 (2005: $334), stock based compensation of $201,200 (2005: $52,370), and prior year adjustment of $11,682 (2005: $Nil).

The Company was negotiating to acquire interests in 5 concession applications for uranium exploration located in the Czech Republic. The applications have been selected based on historical government exploration and development within the Czech Republic and their strategic location within areas containing notable uranium mineralization. The applications are pending and have not, as yet, been granted.

On February 22, 2006, the Company announced that further to its news release dated September 22, 2005, it would not be proceeding with the acquisition of interests in the 5 concession applications for uranium projects located in the Czech Republic.

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial
Condition and Results of Operations

EXPENSES

The following table identifies the changes in general and administrative expenses for the nine months ended August 31, 2006 and 2005, and the last three fiscal years ended November 30, 2005, 2004 and 2003:

	+/-*	Nine Months Ended 31-Aug-06	Nine Months Ended 31-Aug-05	+/-*	Year ended 30-Nov-05	+/-*	Year ended 30-Nov-04	Year ended 30-Nov-03
	%	$	$	%	$	%	$	$
		Unaudited	Unaudited		Audited		Audited	Audited
Amortization	-27.25%	243	334	58.16%	446	-91.48%	282	3,311
Automobile	3756.61%	7,289	189	N/A	189	-100.00%	-	4,509
B/C & Interest	-96.43%	3,425	95,867	22.10%	110,013	14.10%	90,099	78,962
Consulting fees	N/C	22,500	22,500	500.00%	30,000	N/A	5,000	-
Filing fees	-36.75%	9,773	15,451	43.27%	16,380	337.21%	11,433	2,615
Management fees	N/C	22,500	22,500	N/C	30,000	N/C	30,000	30,000
Office & misc	215.88%	12,970	4,106	-59.62%	4,548	1.61%	11,264	11,085
Professional fees	-74.54%	17,707	69,547	-48.10%	73,862	191.01%	142,305	48,901
Rent	N/C	27,000	27,000	N/C	36,000	N/C	36,000	36,000
Stock compen.	284.19%	201,200	52,370	N/A	119,703	N/A	-	-
Transfer agent	5.76%	2,940	2,780	2.83%	3,529	28.20%	3,432	2,677
Travel & prom	298.40%	10,972	2,754	-21.14%	3,909	-24.45%	4,957	6,561
Prior year adjustment	N/A	11,682	-	N/A	-	N/A	-	-

* +/- expresses increase/decrease in % compared to the prior year or comparative period of the prior year (if less than one year).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	2006	2005	2005	2005	2005	2005	2004	2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net income (loss)	(45,214)	(252,644)	(52,343)	(132,331)	(73,984)	(179,389)	(62,025)	(212,977)
Basic/diluted earning (loss) per share	(0.001)	(0.007)	(0.001)	(0.004)	(0.002)	(0.02)	(0.01)	(0.03)

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial
Condition and Results of Operations

SUMMARY OF QUARTERLY RESULTS – Cont'd

For the quarter ended August 31, 2006, the net loss was $45,214 or $0.001 per share compared to the net loss of $252,644 or $0.007 per share (82.10% decrease) for the previous quarter ended May 31, 2006. The decrease of $207,430 in net loss was primarily due to a decrease of $3,805 in filing fees, $13,084 in professional fees, and $201,200 in stock based compensation, which was offset by an increase of $8,513 in office and miscellaneous, and $2,918 in travel and promotion.

LIQUIDITY AND CAPITAL RESOURCES

At August 31, 2006, the Company had working capital deficiency of $377,152 compared to $137,500 as at August 31, 2005. At the same time, the Company held cash on hand of $53 (2005: $1,169) and liabilities totalled $390,162 (2005: $142,752). The Company does not have any off-balance sheet arrangements.

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

SHARE CAPITAL

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

	Number	$
Balance, November 30, 2005	36,052,841	4,857,311
For cash:	-	-
Balance, August 31, 2006 and October 17, 2006	36,052,841	4,857,311

At August 31, 2006, 87,499 (2005: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial
Condition and Results of Operations

SHARE CAPITAL – Cont'd

(c) Share Purchase Warrants:

At August 31, 2006, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
28,571,428	$0.10	May 5, 2007

(d) Stock Option Plan:

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

On September 16, 2005, the Company announced that it had granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.12 per share. These options were re-priced at $0.35 per share on October 3, 2005.

On February 10, 2006, the Company cancelled the re-priced options announced on October 3, 2005. The Company instead granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.18 per share, which price is not lower than the last closing price of the Company's shares prior to this announcement.

A summary of the status of the Company's stock option plan as of November 30, 2005 and 2004 and changes during the periods then ended is presented below:

	31-May-06		31-May-05	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning	748,141	$ 0.25	-	$ -
Granted	2,857,143	0.18	748,141	0.25
Outstanding, ending	3,605,284	$ 0.19	748,141	$ 0.25

PACIFIC TOPAZ RESOURCES LTD.
Management Discussion and Analysis of Financial
Condition and Results of Operations

SHARE CAPITAL – Cont'd

At August 31, 2006, 3,605,284 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
748,141	$0.25	March 2, 2007
2,857,143	$0.18	March 7, 2008

December 1, 2004, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the period ended August 31, 2006, the Company recorded a non-cash compensation charge of $201,200 (2005: $52,370) upon the issuance of 2,857,143 (2005: 748,141) stock options. The weighted average fair value of the options was $0.07 (2005: $0.16) per share.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Risk-free interest rate	4.50%	2.50%
Dividend yield	Nil	Nil
Expected stock price volatility	7.75%	146%
Weighted average expected stock option life	2 years	2 years

RELATED PARTY TRANSACTIONS

During the nine months ended August 31, 2006, a company controlled by the President of the Company was accrued or paid $22,500 for consulting services.

Due to related parties of $76,694 (2005: $814) are owing to directors of the Company or a company with a common director and are unsecured with no stated interest or repayment terms.

RISKS AND UNCERTAINTIES

Pacific Topaz plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-1285

RECEIVED

2006 NOV 13 P 1: 28

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PACIFIC TOPAZ RESOURCES LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond W. Roland, President and Chief Executive Officer for **Pacific Topaz Resources Ltd.**, certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Pacific Topaz Resources Ltd.** (the "Issuer") for the interim period ending **August 31, 2006**;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.   The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b)   designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5.   I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: October 30, 2006

"Raymond W. Roland"
Raymond W. Roland
President & CEO

PACIFIC TOPAZ RESOURCES LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond W. Roland, Chief Financial Officer for **Pacific Topaz Resources Ltd.**, certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Pacific Topaz Resources Ltd.** (the "Issuer") for the interim period ending **August 31, 2006**;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.   The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b)   designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5.   I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: October 30, 2006

"Raymond W. Roland"
Raymond W. Roland
Chief Financial Officer